Rider — Additional Insured Term Insurance Agreement

The Penn Mutual Life Insurance Company agrees, subject to the provisions of this supplemental agreement, to provide the Additional Insured Term Insurance Benefit. Penn Mutual also agrees to provide all of the other benefits which are stated in this agreement.

This supplemental agreement is a part of the policy to which it is attached. It is subject to all of the provisions of the policy unless stated otherwise in this agreement.

Additional Insured Term Insurance Benefit—Penn Mutual will pay, upon receipt of due proof of the death of an Additional Insured while this agreement is in force, the Additional Insured Term Insurance Benefit. The amount of the term insurance benefit for an Additional Insured is the Specified Amount for such Additional Insured as shown in the Additional Policy Specifications.

The term insurance benefit payable upon the death of an Additional Insured will be paid to the beneficiary of such benefit in one sum or, if elected, under an income payment option. If part or all of the benefit is paid in one sum, Penn Mutual will pay interest on this sum from the date of death to the date of payment. The interest rate will be determined each year by Penn Mutual, but will not be less than a rate of 3% per year compounded annually.

Suicide Exclusion—If an Additional Insured dies by suicide within two years from the effective date of that Additional Insured’s coverage under this agreement, the term insurance benefit with respect to such death will be limited to the cost of such benefit.

If an Additional Insured dies by suicide within two years from the effective date of any increase in that Additional Insured’s Specified Amount, the term insurance benefit with respect to that increase will be limited to the cost for that increase.

Beneficiary—The beneficiary of the term insurance benefit for an Additional Insured is as stated in the application for that Additional Insured’s coverage under this agreement unless changed by a subsequent beneficiary designation. If no other provision is made, the interest of a beneficiary of an Additional Insured’s term insurance benefit who dies before that Additional Insured will pass to the Owner.

Right to Convert Term Insurance—The term insurance under this agreement for an Additional Insured may be converted to a life or endowment policy without evidence of insurability at any time while such insurance is in force. The Owner must make a written request for the conversion. On or before the date of conversion, the Owner must pay the first premium for the new policy.

The new policy will be:

(a)	on a plan which insures only the life of the Additional Insured;
(b)	in the same rate class and subject to the same limitations of risk as the term insurance on the Additional Insured under this agreement;
(c)	issued at the age of the Additional Insured on the birthday which is nearest to the date of the conversion;
(d)	on the policy form and at the premium rates in use by Penn Mutual on the date of the conversion; and
(e)	subject to the rules of Penn Mutual as to minimum amount, plan of insurance and age at issue which are in effect on the date of conversion.

The inclusion of any supplemental agreements in the new policy will be subject to the consent of Penn Mutual and must comply with the rules of Penn Mutual.

Death of Insured—If the death of the Insured under this policy occurs while this agreement is in force, the term insurance on each Additional Insured covered by this agreement will continue for a period of 90 days beginning on the date of death of the Insured. This term insurance may be converted during the 90 day period. At the end of the 90 day period all term insurance under this agreement will terminate.

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Additional Insured Term Insurance Agreement (continued)

Change in Specified Amount—The Specified Amount for an Additional Insured may be changed subject to the following conditions:

(1)	Any change in the Specified Amount for an Additional insured must be at least $10,000.
(2)

Any increase in the Specified Amount for an Additional Insured must be applied for on a written application. Evidence of insurability satisfactory to Penn Mutual must be submitted on such Additional Insured.

(3)	The Specified Amount for an Additional Insured may not be decreased to less than $50,000.
(4)	The Specified Amount for an Additional Insured may not be increased to more than the Specified Amount on the Insured under this policy.
(5)	Any decrease in the Specified Amount for an Additional Insured will successively decrease in reverse order the most recent increases, if any, in the Specified Amount for that Additional Insured.

Monthly Deduction—While this agreement is in force, the Monthly Deduction under this policy will include the Monthly Deduction for this agreement. The Monthly Deduction for this agreement is the sum of the following:

(a)	the Cost of Insurance for the policy month for the term insurance benefit under this agreement;
(b)	if the term insurance benefit under this agreement for an Additional Insured is in its first year, a monthly expense charge of $.10 for each $1,000 of Specified Amount for that Additional Insured; and
(c)	if the Specified Amount for an Additional Insured has been increased within the past year, a monthly expense charge of $.10 for each $1,000 that the Specified Amount has been increased.

Cost of Insurance—The Cost of Insurance for the term insurance benefit under this agreement is determined separately on a monthly basis for each Additional Insured. This Cost of Insurance is determined separately for each increase in the term insurance benefit for an Additional Insured. The Cost of Insurance for each Additional Insured for a policy month is calculated as (a) multiplied by (b), where:

(a)	is the Cost of Insurance rate for an Additional Insured; and
(b)	is the Specified Amount for such Additional Insured.

The Cost of insurance Rate is based on policy year and on the issue age, sex and rate class of that Additional Insured. The Cost of Insurance Rates for any increase in the term insurance benefit for an Additional Insured will be based on the policy duration since the effective date of the increase and on the attained, sex, and rate class of the Additional Insured on the effective date of the increase. Cost of Insurance Rates will be determined by the Company based on expectations as to future experience, investment, expense and persistency experience. However, these rates will not exceed those shown in the Additional Policy Specifications.

Cost of Insurance Rates will not be adjusted by the Company as a means of recovering prior losses nor as a means of distributing prior profits.

If this policy includes a Disability Waiver of Monthly Deduction Benefit, the Cost of Insurance for each policy month for such benefit is increased by (a) multiplied by (b) for each Additional Insured, where:

(a)	is the Cost of Insurance Rate for the waiver of Monthly Deduction for this agreement; and
(b)	is the Specified Amount for the Additional Insured.

For each Additional Insured the Cost of Insurance Rate for the waiver of the Monthly Deduction for this agreement is based on the attained age, sex and rate class of both the Insured and the Additional Insured. Cost of Insurance Rates will be determined by Penn Mutual based on expectations of future experience. However, these rates will not exceed those shown in the Additional Policy Specifications.

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Additional Insured Term Insurance Agreement (continued)

Computation of Values—All values and benefits in this agreement are equal to or greater than those required by the law of the jurisdiction in which this policy is delivered.

Attained Age—The attained age of an Additional Insured under this agreement is the age nearest birthday of that Additional Insured on the most recent policy anniversary.

Misstatement of Age or Sex—If the age or sex of an Additional Insured has been misstated, the term insurance benefit for that Additional Insured will be the amount which would have been provided by the most recent Cost of Insurance charge at the correct age and sex.

Incontestability—An Additional Insured’s coverage under this agreement will be incontestable after it has been in force during the life of such Additional Insured for two years from the effective date of such coverage. Any increase in the term insurance benefit for an Additional Insured will be incontestable after the increase has been in force during the life of such Additional Insured for two years from its effective date.

This agreement will be incontestable with respect to statements made in an application for reinstatement after it has been in force during the life of an Additional Insured for two years from the effective date of the reinstatement.

Termination of Additional Insured’s Coverage—The coverage of an Additional Insured under this agreement will terminate:

(a)	on the anniversary of this policy which is nearest to the Additional Insured’s 70th birthday;
(b)	on the date of the conversion of the term insurance on such Additional Insured;
(c)	90 days after the death of the Insured; or
(d)	upon the termination of this agreement.

Termination of Agreement—This agreement will terminate upon:

(a)	lapse of this policy;
(b)	surrender of this policy;
(c)	the date of the death of the Insured, provided that such termination will not affect any benefit provided by this agreement during the 90 days following the death of the Insured;
(d)	the date on which there is no longer any Additional Insured covered under this agreement; or
(e)

the Monthly Anniversary that coincides with or next follows (i) the receipt at the Home Office of a written request by the Owner to terminate this agreement, and (ii) the return of this policy for appropriate endorsement. The date of issue of this agreement is the same as the Date of Issue of this policy unless another date of issue is shown below.

Effective Date. The effective date of this agreement is the same as the Date of Issue of this Policy unless another effective date is shown below.

The Penn Mutual Life Insurance Company

Chairman and
Chief Executive Officer

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